Syneron Receives FDA Clearance for “mē” Home-Use Hair Removal System

First and only FDA cleared home-use hair removal device approved for all skin tones

Yokneam, Israel, October 18, 2012 – Syneron Medical Ltd. (NASDAQ: ELOS), www.syneron.com, the leading global aesthetic device company, announced today that it has received 510(k) clearance from the United States Food and Drug Administration (FDA) to market the mē Home-Use Hair Removal System to consumers (OTC). This marks the first home-use product featuring Syneron’s proprietary elōs technology to be cleared by the FDA. Syneron expects its subsidiary, Syneron Beauty, will initiate the U.S. commercial launch of the mē system through prestige retailers and directly to consumers during the first quarter of 2013.

The mē system is the first and only FDA cleared consumer hair removal technology that is approved for all skin tones. The system’s revolutionary patented elōs technology combines the power of Intense Pulse Light (IPL) and Radio Frequency (RF) energies, allowing it to achieve superior results with lower overall optical energy output and the highest level of safety and comfort. It is CE Marked, approved by Health Canada, and has been commercially available in several European markets since 2011. More information on the mē system is available at www.memyelos.com.

Louis Scafuri, Chief Executive Officer of Syneron Medical, said, “Gaining FDA clearance for the mē home-use hair removal system is a significant milestone for Syneron. It represents the first home-use application of Syneron’s proprietary elōs technology in the U.S., where it is already broadly used in Syneron’s professional aesthetic products by plastic surgeons, dermatologists and other professional providers.”

Fabian Tenenbaum, Chief Executive Officer of Syneron Beauty, said: “The mē system is the only consumer hair removal technology that is approved for all skin tones, increasing the addressable consumer market and underscoring the technological advantages of our proprietary elōs technology for home-use aesthetic products. The mē system has been well received in Europe and we are confident that consumers in the U.S. will be similarly attracted to its strong efficacy and unmatched comfort and safety profile.”

Jerome M. Garden, M.D., Department of Dermatology, Northwestern University, stated, “The Company conducted a 100-patient clinical study, covering all skin colors, at four leading dermatologist sites in the U.S., using the mē hair removal instrument. The data from the study supports efficacy across all skin tones and confirmed a significant safety profile.”

About Syneron Beauty

Syneron Beauty is a pioneer in the design, development and distribution of sophisticated consumer home-use aesthetic devices and products. The Company’s products are based on clinically proven technologies derived from the professional aesthetic device market, enabling patients to achieve professional-like results in an at-home setting. Syneron Beauty currently markets the Tända™ family of home-use light therapy and teeth whitening products and the mē home-use hair removal system. The Company also has a home-use partnership with Procter & Gamble and several other new products in development. Syneron Beauty is based in New York, NY and is a wholly owned subsidiary of Syneron Medical Ltd. (NASDAQ: ELOS).

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “are confident that, "anticipates,” “plans,” “expects,” “may,” “will,” “would,” and similar expressions) should also be considered to be forward-looking statements.  There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the product launch may take longer than expected, as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Contacts:

Fabian Tenenbaum, Chief Executive Officer, Syneron Beauty

Email: fabian.tenenbaum@syneron.com

David Schlachet, Chief Financial Officer, Syneron Medical

Email: david.schlachet@syneron.com

Zack Kubow, The Ruth Group

646-536-7020

Email: zkubow@theruthgroup.com